Exhibit 12
COOPER INDUSTRIES, LTD.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollar Amounts in Thousands)
(Unaudited)

	Six Months Ended
	June 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Interest Expense	$32,500	$36,500	$70,400	$51,000	$51,500	$64,800	$68,100

Estimated Interest Portion of Rent Expense	6,767	7,554	14,058	12,132	10,168	10,583	11,666

Fixed Charges	$39,267	$44,054	$84,458	$63,132	$61,668	$75,383	$79,766

Income From Continuing Operations Before Income Taxes	$199,800	$435,600	$807,200	$826,200	$647,700	$495,000	$428,500

Add: Fixed Charges	39,267	44,054	84,458	63,132	61,668	75,383	79,766

Less: Equity in (Earnings)/Losses of Less Than 50% Owned Companies	—	2,043	7,765	(265)	(724)	(1,328)	(2,903)

Earnings Before Fixed Charges	$239,067	$481,697	$899,423	$889,067	$708,644	$569,055	$505,363

Ratio of Earnings to Fixed Charges	6.1x	10.9x	10.6x	14.1x	11.5x	7.5x	6.3x